TSINGTAO
青岛啤酒

Tsingtao Beer Building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

July 9, 2007

The Office of International Corporate Fin
The Securities and Exchange Commissioı
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

07025246

SUPPL

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).

Very truly yours,

孙晓航

Xiaohang SUN

PROCESSED
JUL 18 2007
THOMSON FINANCIAL

(Enclosure)

cc: Lu Yuan / Ruixiang Zhang
(Tsingtao Brewery)
Chun Wei / Da-Wai Hu / Jun Zheng
(Sullivan & Cromwell LLP)

dw 7/17

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

July 9, 2007

A. ANNOUNCEMENT IN RELATION TO ADJUSTMENT OF FAVOURABLE INCOME TAX POLICY APPLICABLE TO THE COMPANY.

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

ANNOUNCEMENT IN RELATION TO ADJUSTMENT OF FAVOURABLE INCOME TAX POLICY APPLICABLE TO THE COMPANY

This announcement is made in accordance with Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the Board of Directors confirm that the information disclosed is true, accurate and complete without any false records, misleading statements or material omissions.

Tsingtao Brewery Company Limited (the "Company") has noticed the reports in the media including Shanghai Securities News dated 5 July 2007, in relation to the latest notice issued by the State Administration of Taxation demanding the relevant local tax authorities to immediately rectify the expired favourable income tax policy which is still being applied to the nine overseas listed companies listed in 1993. The differences in income tax resulted from the application of the expired favourable income tax policy in the previous years should be dealt with in accordance with the relevant regulations of the Law of the People's Republic of China Concerning the Administration of Tax Collection.

The Company, being one of the nine above-mentioned listed companies, is communicating with the tax authorities on the issue, and evaluating the potential financial impact on the Company. The Company will issue further announcement as and when appropriate after the situation becomes clear.

Investors are advised to exercise caution when dealing in the shares of the Company.

Tsingtao Brewery Company Limited
Board of Directors

Qingdao, the People's Republic of China
5 July 2007

Directors of the Company as at the date hereof:

Executive Directors:	*Mr. LI Gui Rong (Chairman), Mr. JIN Zhi Guo (Vice Chairman), Mr. SUN Ming Bo, Mr. LIU Ying Di and Mr. SUN Yu Guo*
Non-executive Directors:	*Mr. Stephen J. BURROWS (Vice Chairman) and Mr. Mark F. SCHUMM*
Independent Directors:	*Mr. CHU Zhen Gang, Mr. FU Yang, Ms. LI Yan and Mr. POON Chiu Kwok*

END